

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2017

Redgie Green
Chief Executive Officer
Southwestern Water Exploration Co.
PO Box 181062
Denver, CO 80218

> **Re: Southwestern Water Exploration Co.**
> **Form 10-12G**
> **Filed November 14, 2017**
> **File No. 000-55869**

Dear Mr. Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Item 10: Recent Sales of Unregistered Securities, page 32

2. Please provide information with regard to the last three years, rather than two.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

3.   In the third paragraph of your auditor's report, the report references the financial position of Temir Corp for the years ended March 31, 2017 and 2016. Please have your auditor revise their audit report to reference "Southwestern Water Exploration Co." instead of Temir Corp. Please also have your auditor revise its report to reference the financial position as of March 31, 2017 and 2016 rather than "for the years ended March 31, 2017 and 2016.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction